Andrews Kurth LLP

1350 I Street, NW

Suite 1100

Washington, DC 20005

+1.202.662.2700 Phone

+1.202.662.2739 Fax

andrewskurth.com

William J. Cooper

+1.202.662.3044 Phone

+1.202.974.9537 Fax

bcooper@andrewskurth.com

August 4, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 1-35374

Dear Mr. Schwall:

Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “MCEP,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2014, with respect to Mid-Con Energy’s Annual Report on Form 10-K filed with the Commission on March 5, 2014, File No. 001-35374 (the “Form 10-K”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to our Form 10-K, unless indicated otherwise.

Business, page 6

Oil and Natural Gas Reserves and Production, page 12

Estimated Proved Reserves, page 13

1.	Please expand the tabular disclosure of your proved reserves at December 31, 2013 to provide the net quantities of your natural gas expressed as MMcf. For additional guidance, please refer to the disclosure requirements pursuant to Item 1202(a)(1) of Regulation S-K.

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

Response: In response to the Staff’s comment, we propose to revise the tabular disclosure in our future filings with the Commission to provide the net quantities of our natural gas expressed as MMcf. As an example, in future filings, the table on page 13 of the Form 10-K would be presented as follows:

	Net Oil, MBbls	Net Gas, MMcf	Total, MBoe
Proved Developed	10,397	1,321	10,617
Proved Undeveloped	3,317	—	3,317
Total	13,714	1,321	13,934

Development of Proved Undeveloped Reserves, page 14

2.	Based on the tabular disclosure provided on page 78, there appears to be a 24% reduction in proved undeveloped reserves that occurred from December 31, 2012 to December 31, 2013. Item 1203(b) of Regulation S-K requires that registrants “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves.” Please expand the disclosure on page 14 to present the changes in the net quantities of your proved undeveloped reserves relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also expand your disclosure to provide a narrative explanation of such changes.

Response: In response to the Staff’s comment, we propose to expand the disclosure under the heading “Development of Proved Undeveloped Reserves” in our future filings with the Commission to present the amount of proved undeveloped reserves that are transferred to proved developed reserves during the year and changes due to additional factors, such as adjustments for drilling results, acquisitions and reserves aged five years or more. As an example, for the year ended December 31, 2013, such expanded disclosure would be presented as follows:

For the period from December 31, 2012 through December 31, 2013, our proved undeveloped reserves were reduced from 4,347 MBO to 3,317 MBO. The majority of this reduction is attributed to moving these reserves to the proved developed category in our Southern Oklahoma area where 13 producing and five injection wells were drilled. The following table provides further details with respect to various factors that impacted the changes in our proved undeveloped reserves over the past year:

	Oil, MBO	Gas, MMCFG	Total, MBOE
Proved Undeveloped Reserves as of December 31, 2012	4,347	—	4,347
Transferred to Proved Developed through Drilling & Development	(1,032)	—	(1,032)
Adjustments due to drilling results	(239)	—	(239)
Acquisitions	241		241
Reduction due to aged five or more years	—	—	—
Proved Undeveloped Reserves as of December 31, 2013	3,317	—	3,317

Developed Acreage, page 15

3.	Based on the tabular disclosure provided on page 13 and elsewhere on page 11, it appears that approximately 24% of your total proved reserves at December 31, 2013 are proved undeveloped. However, you have not disclosed the amount of your leasehold acreage that is undeveloped pursuant to Item 1208(b) of Regulation S-K. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped “[t]hose leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.” Also note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response: In response to the Staff’s comment, we propose to modify our disclosure in future filings to provide the amount of our undeveloped acreage. As an example, as of December 31, 2013, we would state that we did not have any undeveloped acreage because all of our proved undeveloped reserves are related to new drilling or recompletion activities within currently producing areas of our developed acreage and represent in-fill or reduced spacing activity.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 45

Results of Operations, page 49

4.	Please clarify for us and, if applicable, expand your disclosure to provide the annual production, by final product sold, for each field that contains 15% or more of your total proved reserves for each of the periods shown on page 49. Refer to the requirements set forth in Item 1204(a) of Regulation S-K.

Response: In response to the Staff’s comment, we believe that all of our operations are conducted in a single geographic area, the Mid-Continent region of the United States. Nevertheless, we propose to expand our disclosure in future filings to provide annual production, by final product sold, for each of the following sub-regions: Southern Oklahoma, Northeastern Oklahoma and Hugoton.

As an example, for the years ended December 31, 2013, 2012 and 2011, respectively, the proposed disclosure would have been presented as follows:

	Year Ended December 31, 2013
	Southern Oklahoma	Northeastern Oklahoma	Hugoton
Production data:
Net production volumes:
Oil (MBbl)	492	197	210
Natural gas (MMcf)	34	48	25
Total (Mboe)	498	205	214

	Year Ended December 31, 2012
	Southern Oklahoma	Northeastern Oklahoma	Hugoton
Production data:
Net production volumes:
Oil (MBbl)	427	150	94
Natural gas (MMcf)	29	40	9
Total (Mboe)	432	157	96

	Year Ended December 31, 2011
	Southern Oklahoma	Northeastern Oklahoma	Hugoton
Production data:
Net production volumes:
Oil (MBbl)	259	101	40
Natural gas (MMcf)	14	47	4
Total (Mboe)	261	109	41

Executive Compensation, page 86

Summary Compensation Table, page 90

5.	We note the disclosure in the Summary Compensation Table regarding the unit awards granted to each named executive officer. We also note that the Grants of Plan-Based Awards Table describes such awards as grants of “performance units.” Please disclose the material terms of such grants. See Item 402(o)(4) of Regulation S-K. For example, please disclose how these are “performance” units.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that the reference to “performance” units was an inadvertent error in our Form 10-K. All of the Grants to the named executive officers were unrestricted and restricted units under our Long-Term Incentive Program. Such terms of these units are disclosed on page 88 and 89 of the Form 10-K.

Mid-Con Energy Partners, LP and Subsidiaries

Notes to Consolidated Financial Statements

Note 16-Supplementary Information, page 77

Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 77

6.	Please expand your disclosure for the period from December 31, 2011 to December 31, 2012 to provide an appropriate narrative explanation for the significant changes relating to extensions, discoveries and other additions to comply with FASB ASC paragraph 932-235-50-5.

Response: In response to the Staff’s comment, we propose to provide for an expanded narrative disclosure in future filings that discusses any significant changes relating to extension, discoveries and other additions, in compliance with FASB ASC paragraph 932-235-50-5. As an example, for the period from December 31, 2011 to December 31, 2012 and the period from December 31, 2012 to December 31, 2013, the expanded disclosure would be presented as follows:

Volumes associated with extensions, discoveries, and other additions are directly related to operational activities carried out in the course of business. Primarily these volumes result from drilling or recompletion operations where the proved acreage is extended for a discovered reservoir or discovery of a new reservoir in an old field. Consequently these volumes may vary widely from year to year.

The changes in quantities of proved reserves from December 31, 2011 to December 31, 2012 are due to (i) acquisitions of additional interests in our Southern Oklahoma units; (ii) the acquisition of additional working interests in our War Party I and II Units in the Hugoton Basin area; (iii) the acquisition of the

Clawson Ranch Waterflood Unit in the Hugoton Basin area; and (iv) the acquisition of additional properties in the Northeastern Oklahoma area. For this period, proved reserve volumes attributed to extensions, discoveries, and other additions changed from 1,704 MBOE in 2011 to 1,572 MBOE in 2012. During 2012, additional reserves were attributed to our Southern Oklahoma and Northeastern Oklahoma areas due to extensions, discoveries, and additions based on drilling and recompletion activities. The majority of this year-end 2012 volume resulted from the extension of the proved acreage in our Southern Oklahoma Highlands waterflood unit. Additional volumes were attributed to the development of behind pipe reserves in the Cleveland Field in Northeast Oklahoma. These volumes resulted in a year-to-year change in extensions, discoveries, and other additions of approximately eight percent.

The change in quantities of proved reserves from December 31, 2012 to December 31, 2013 is due to the acquisition of additional interests in our Southern Oklahoma unis and Northeastern Oklahoma properties and revisions of prior estimates. For this period, proved reserve volumes attributed to extensions, discoveries, and other additions changed from 1,572 MBOE in 2012 to 76 MBOE in 2013. During the period of 2013, there were no significant extensions, discoveries, or other additions except for a small extension in the Hugoton area in our Clawson Ranch waterflood unit due to drilling activity extending the proved reservoir acreage. This is in contrast to the 2012 period, where drilling in our Southern Oklahoma waterflood units extended the proved acreage while recompletion activities in our Northeast Oklahoma properties added proved reserves in new reservoirs in old fields resulting in substantial extensions, discoveries, and other additions.

Please direct any questions you have with respect to the foregoing or with respect to our Form 10-K to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Sincerely,

/s/ William J. Cooper
William J. Cooper

cc:	Karina V. Dorin, Securities and Exchange Commission

Laura Nicholson, Securities and Exchange Commission

John Hodgin, Securities and Exchange Commission

Jeffrey R. Olmstead, Mid-Con Energy Partners, LP

Nathan P. Pekar, Mid-Con Energy Partners, LP

Jon W. Daly, Andrews Kurth LLP